

Texaplex Properties, LLC
276 Washington Street #305
Boston, MA 02108

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302

Received SEC
FEB 17 2012
Washington, DC 20549

February 13, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Response to Comments Issued on February 9, 2012
and Comments Issued by the Massachusetts Securities Division on February 10, 2012

Dear Division of Corporation Finance,

The Company is in receipt of the comment letter issued by your office on February 9, 2012 pertaining to the Company's Balance Sheet. The Company has also received a notice from the Massachusetts Securities Division requesting that the financial statements of the Company be audited by an independent accountant from the onset. As of this date, the Company is awaiting an audit and will submit the audited statement to your office when it is completed.

In addition to the audit requirement, the Massachusetts Securities Division has requested several amendments to the offering Circular and Exhibits. Pursuant to these comments, the Company made certain revisions and amendments to the Circular. Below is an itemized list of the comments and responses addressing each comment. Seven copies of the amended Offering Circular and Exhibits are accompanying this letter.

Note Disclosure – Repayment of Principal at End of Note Term. Please include in the disclosure relating to the notes a warning stating that because there is no obligation for the company to repay any note principal prior to the note maturity date, each note is analogous to a balloon mortgage, in which all principal is due at the end of the loan term. This disclosure should include a statement that because the loan principal need not be paid down during the term of the notes and the fact that there will be no sinking fund to fund the repayment of the note principal, the notes will involve greater risks than notes where the principal is repaid during the loan term or where there is a sinking fund.

Company's response:
Per the above comment, the required disclosure was incorporated into the Offering Circular (subsection No Sinking Fund, second paragraph, pg. 31) and into the Subscription Agreement (section *No Sinking Fund*, pg. 61).

Massachusetts Investor Suitability Standards. Please provide an undertaking that the sales of the notes will be limited in Massachusetts to investors that the issuer and the selling persons reasonably believe areaccredited investors as defined in SEC Regulation D. (Please note that it is a standard practice for issuers to use investor questionnaires to determine whether investors are meet the accredited investor standard.)

1

Company's response:
Per the above comment, the Company included the requirement for all investors to meet one of the definitions of "Accredited Investor". This requirement, along with the definitions, is incorporated into the Offering Circular (subsection *Suitability Standards*, pg. 11) and the Subscription Agreement (pgs. 67-68) where the definitions comprise the questionnaire to be completed by a prospective investor.

Subscription Agreement/Subscription Documents – Required Representations. Please remove all required investor representations from the subscription agreement and other subscription agreements. The Division will not object if these are rephrased as warnings or notices to investors.

Company's response:
Per the above comment, the Company has rephrased several acknowledgements of the Subscription Agreement that must be initialed by the prospective investors. The new language provides for the investors to acknowledge the fact of "reading" rather than "understanding" the risks of the investment.

Additionally, section *Representations and Warranties* of the Subscription Agreement was renamed into *Acknowledgements* (pg. 68) and substantially revised and amended as not to have the prospective investors make representations that they understand or have knowledge and expertise necessary to understand risks of this investment. The new *Acknowledgements* section of the Subscription Agreement only requires a prospective investor to acknowledge the fact of reading the risk factors, Offering Circular and all Exhibits and to confirm that the information pertaining to the investor and submitted to the company is true and accurate.


The Issuer:
Texaplex Properties, LLC

Signed by:


Frank J. Addivinola, Jr., CEO, CFO, Director

Angelica Chuvilina, COO, Director